EXHIBIT 1

FOR IMMEDIATE RELEASE

ICAHN ANNOUNCES PRICING TERMS OF TENDER OFFER FOR

LIONS GATE’S CONVERTIBLE SENIOR SUBORDINATED NOTES

New York, New York, March 17, 2009

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that his affiliated entities will commence shortly the previously announced offer to purchase for cash any and all of the $150,000,000 aggregate principal amount of Lions Gate Entertainment Inc.’s 2.9375% Convertible Senior Subordinated Notes due 2024, at a price of $750 for each $1,000 of principal amount of such notes tendered, and any and all of the $175,000,000 aggregate principal amount of Lions Gate Entertainment Inc.’s 3.6250% Convertible Senior Subordinated Notes due 2025, at a price of $730 for each $1,000 of principal amount of such notes tendered, in each case plus accrued but unpaid interest from the last interest payment date to, and including, the date of purchase.

The offer will be subject to various conditions set forth in the Offer to Purchase, but will not be subject to any financing condition.

All inquiries regarding the offer should be directed to Edward McCarthy or Kristian Klein of D.F. King & Co., Inc., the Information Agent for the offer, at (212) 269-5550.

When commenced, the terms and conditions of the tender offer will be set forth in an Offer to Purchase and other related materials that will be available from the Information Agent. Because the notes are not registered under the Securities Exchange Act of 1934, as amended, neither the Offer to Purchase and related materials, nor a Schedule TO, will be required to be filed with the SEC or with the Canadian securities authorities.